EXHIBIT 11

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 5.

The following tables set forth all transactions in the shares of Common Stock by the Reporting Persons since the filing of Amendment No. 5. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/15/2020	(14,118)	1.77
01/16/2020	(23,440)	1.78
01/17/2020	(11,688)	1.79
01/21/2020	(427)	1.75
01/22/2020	(16,300)	1.74
01/23/2020	(11,600)	1.74
01/24/2020	(200)	1.74
01/27/2020	(123)	1.74
01/28/2020	(8,082)	1.74
01/29/2020	(12,399)	1.74
01/30/2020	(8,900)	1.74